                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                      3CI COMPLETE COMPLIANCE CORPORATION
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                  88553J-10-4
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                                 (CUSIP Number)

                               Mr. Mark C. Miller
                     President and Chief Executive Officer
                                Stericycle, Inc.
                            28161 North Keith Drive
                          Lake Forest, Illinois 60045
                                 (847) 367-5190
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 1, 2002
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88553J-10-4
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
     Stericycle, Inc.     36-3640402
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

     WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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                7   SOLE VOTING POWER
  NUMBER OF
                    6,037,218
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    6,037,218
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,037,218
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     65.6%
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14   TYPE OF REPORTING PERSON (See Instructions)

     CO
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
         The Statement on Schedule 13D dated October 8, 1998, and filed by Stericycle, Inc. ("Stericycle") on October 13, 1998, is amended by this Amendment as follows:

ITEM 2.    IDENTITY AND BACKGROUND

         The current address of Stericycle's principal office is 21861 North Keith Drive, Lake Forest, Illinois 60045.

         Schedule A to this Amendment lists the name and business address of each of Stericycle's current executive officers and directors.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         This Amendment is filed to report Stericycle's purchase on May 1, 2002 from James H. Shepherd, James Michael Shepherd and Richard T. McElhannon (the "Sellers") of (1) certain profit-sharing rights, put rights and other rights of the Sellers under a settlement agreement entered into in January 1996 with 3CI Complete Compliance Corporation ("3CI") and other parties, (2) the Sellers' interest in all security agreements, mortgages and other instruments securing 3CI's obligations to the Sellers under the settlement agreement, and (3) the 932,770 shares of 3CI common stock owned by the Sellers.

         The purchase price was $1,860,920. The purchase price was not specifically allocated among the rights, security and stock acquired. The source of the funds that Stericycle used to pay the purchase price was cash on hand.

ITEM 4.    PURPOSE OF TRANSACTION

         The purpose of the transaction was to acquire the Sellers' profit-sharing rights, put rights and other rights under the January 1996 settlement agreement and, incidental to this goal, to acquire the Sellers' 932,770 shares of 3CI common stock. Stericycle does not have any plans at present for additional direct or indirect purchases of 3CI common stock.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

         Through Stericycle's wholly-owned subsidiary Waste Systems. Inc., a Delaware corporation ("WSI"), Stericycle beneficially owns 5,104,448 shares of 3CI common stock. With the 932,770 shares of 3CI common stock whose acquisition is being reported by this Amendment, Stericycle beneficially owns a total of 6,037,218 shares of 3CI common stock. These shares represent 65.6% of the 9,198,325 shares of 3CI common stock which were outstanding as of February 14, 2002 (according to 3CI's quarterly report on Form 10-Q for the quarter ended December 31, 2001). Stericycle, either directly or through WSI, has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, all 6,037,218 shares of 3CI common stock.

         None of the executive officers or directors of Stericycle named in the attached Schedule A




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
beneficially owns any shares of 3CI common stock. Except for the transaction being reported by this Amendment, neither Stericycle nor any of its executive officers or directors has effected any transaction in 3CI common stock during the past 60 days.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Purchase Agreement, dated as of April 30, 2002, entered into by Stericycle, Inc., and James H. Shepherd, James Michael Shepherd and Richard T. McElhannon


                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

         Dated:  May 8, 2002.

                                   STERICYCLE, INC.


                                   By     /s/ Mark C. Miller
                                        ----------------------------------------
                                          Mark C. Miller
                                          President and Chief Executive Officer

                                   SCHEDULE A


                    EXECUTIVE OFFICERS OF STERICYCLE, INC.(1)

         Name                                                     Title
         -----                                                    ------
         Mark C. Miller                                           President and Chief Executive Officer

         Richard T. Kogler                                        Executive Vice President and Chief Operating
                                                                  Officer

         Frank J.M. ten Brink                                     Executive Vice President and Chief Financial
                                                                  Officer

         Anthony J. Tomasello                                     Executive Vice President and Chief Technical
                                                                  Officer

(1)    All executive officers are United States citizens.

                        DIRECTORS OF STERICYCLE, INC.(1)

         Name                                                     Business Address
         ------                                                   ------------------
         Jack W. Schuler                                          Crabtree Partners LLC
         Chairman of the Board                                    28161 North Keith Drive
                                                                  Lake Forest, Illinois 60045

         Mark C. Miller                                           Stericycle, Inc.
         President and Chief Executive Officer                    28161 North Keith Drive
                                                                  Lake Forest, Illinois 60045

         John P. Connaughton                                      Bain Capital, LLC
                                                                  Two Copley Place
                                                                  Boston, Massachusetts 02116

         Rod F. Dammeyer                                          CAC, LLC
                                                                  676 North Michigan Avenue
                                                                  Suite 2800
                                                                  Chicago, Illinois 60611

         Patrick F. Graham                                        The Gillette Company
                                                                  The Prudential Building
                                                                  800 Boylston Street
                                                                  Boston, Massachusetts 02199

         John Patience                                            Crabtree Partners LLC
                                                                  28161 North Keith Drive
                                                                  Lake Forest, Illinois 60045

         Thomas R. Reusche                                        Madison Dearborn Partners, LLC
                                                                  Three First National Plaza
                                                                  Suite 3800
                                                                  Chicago, Illinois 60602

         Peter Vardy                                              161 East Chicago Avenue
                                                                  Chicago, Illinois 60611

         L. John Wilkerson, Ph.D.                                 Galen Associates
                                                                  610 Fifth Avenue
                                                                  New York, New York 10020

(1)    All directors are United States citizens.



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